Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

H.B. Fuller Company:

We consent to the incorporation by reference in this registration statement on Form S-8 of H.B. Fuller Company of our report dated January 29, 2013, with respect to the consolidated balance sheets of H.B. Fuller Company and subsidiaries as of December 1, 2012 and December 3, 2011, and the related consolidated statements of income, total equity, and cash flows, for each of the fiscal years in the three-year period ended December 1, 2012 and the effectiveness of internal control over financial reporting as of December 1, 2012, which report appears in the December 1, 2012 annual report on Form 10-K of H.B. Fuller Company.

/s/ KPMG LLP

Minneapolis, Minnesota October 3, 2013